[ING FUNDS LOGO]

January 22, 2009

VIA EDGAR

Mr. Brion Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	ING Equity Trust
(File Nos. 333-56881; 811-08817)

Dear Mr. Thompson,

This letter responds to comments provided to Christopher C. Okoroegbe on January 15, 2009 in connection with a proxy statement that was filed on January 8, 2009 by ING Equity Trust (the “Registrant”) on behalf of ING LargeCap Growth Fund.  Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.               Comment:  Page 15 - Provide additional information regarding the factors considered by the Board.

Response:  The proxy has been revised in response to the Staff’s comment. The revisions will be reflected in the definitive proxy statement to be filed on or around January 26, 2009.

2.               Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments
cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

January 22, 2009

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	ING Equity Trust
(File Nos. 333-56881; 811-08817)

Dear Mr. Thompson:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz
Dechert LLP